UNITED STATES
			   SECURITIES AND EXCHANGE COMMISSION
				Washington, D.C. 20549


				     SCHEDULE 13D
		       Under the Securities Exchange Act of 1934
				   (Amendment No. 5)


				    Bitstream, Inc.
			 	   (Name of Issuer)


		    Class A Common Stock, par value $0.01 per share
			     (Title of Class of Securities)


				      91736108
				   (CUSIP Number)


				 Alexander B. Washburn
			  c/o Columbia Pacific Advisors, LLC
			 1910 Fairview Avenue East, Suite 500
			       Seattle, Washington 98102
	      (Name, Address and Telephone Number of Person Authorized to
			  Receive Notices and Communications)



				  December 16, 2010

	        (Date of Event Which Requires Filing of This Statement)



	If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]


















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1.	Names of Reporting Persons
	Columbia Pacific Opportunity Fund, L.P. (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4. 	Source of Funds (See Instructions)  WC

5. 	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
	2(d) or 2(e)

6.	Citizenship or Place of Organization
	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	Sole Voting Power
	1,732,132 shares of Common Stock (2)

8.	Shared Voting Power
	0 shares of Common Stock

9.	Sole Dispositive Power
	1,732,132 shares of Common Stock (2)

10.	Shared Dispositive Power
	0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,732,132 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row 9
	17.0% (3)

14.	Type of Reporting Person
               PN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,732,132 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,190,637 shares of common stock outstanding as of November
10, 2010, as reported on the Company's Form 10-Q for the period ended September 30, 2010 filed on November 15, 2010.



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1.	Names of Reporting Persons
	Columbia Pacific Advisors, LLC (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4. 	Source of Funds (See Instructions)  WC

5. 	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
	2(d) or 2(e)

6.	Citizenship or Place of Organization
	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	Sole Voting Power
	1,732,132 shares of Common Stock (2)

8.	Shared Voting Power
	0 shares of Common Stock

9.	Sole Dispositive Power
	1,732,132 shares of Common Stock (2)

10.	Shared Dispositive Power
	0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,732,132 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row 9
	17.0% (3)

14.	Type of Reporting Person
               IA


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,732,132 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,190,637 shares of common stock outstanding as of November
10, 2010, as reported on the Company's Form 10-Q for the period ended September 30, 2010 filed on November 15, 2010.



------------------------------------------------------------------------------

1.	Names of Reporting Persons
	Alexander B. Washburn (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4. 	Source of Funds (See Instructions)  WC

5. 	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
	2(d) or 2(e)

6.	Citizenship or Place of Organization
	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	Sole Voting Power
	1,732,132 shares of Common Stock (2)

8.	Shared Voting Power
	0 shares of Common Stock

9.	Sole Dispositive Power
	1,732,132 shares of Common Stock (2)

10.	Shared Dispositive Power
	0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,732,132 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row 9
	17.0% (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,732,132 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,190,637 shares of common stock outstanding as of November
10, 2010, as reported on the Company's Form 10-Q for the period ended September 30, 2010 filed on November 15, 2010.



------------------------------------------------------------------------------

1.	Names of Reporting Persons
	Daniel R. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4. 	Source of Funds (See Instructions)  WC

5. 	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
	2(d) or 2(e)

6.	Citizenship or Place of Organization
	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	Sole Voting Power
	1,732,132 shares of Common Stock (2)

8.	Shared Voting Power
	0 shares of Common Stock

9.	Sole Dispositive Power
	1,732,132 shares of Common Stock (2)

10.	Shared Dispositive Power
	0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,732,132 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row 9
	17.0% (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,732,132 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,190,637 shares of common stock outstanding as of November
10, 2010, as reported on the Company's Form 10-Q for the period ended September 30, 2010 filed on November 15, 2010.



------------------------------------------------------------------------------

1.	Names of Reporting Persons
	Stanley L. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4. 	Source of Funds (See Instructions)  WC

5. 	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
	2(d) or 2(e)

6.	Citizenship or Place of Organization
	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	Sole Voting Power
	1,732,132 shares of Common Stock (2)

8.	Shared Voting Power
	0 shares of Common Stock

9.	Sole Dispositive Power
	1,732,132 shares of Common Stock (2)

10.	Shared Dispositive Power
	0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,732,132 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row 9
	17.0% (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,732,132 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,190,637 shares of common stock outstanding as of November
10, 2010, as reported on the Company's Form 10-Q for the period ended September 30, 2010 filed on November 15, 2010.



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1.	Names of Reporting Persons
	Brandon D. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4. 	Source of Funds (See Instructions)  WC

5. 	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
	2(d) or 2(e)

6.	Citizenship or Place of Organization
	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	Sole Voting Power
	1,732,132 shares of Common Stock (2)

8.	Shared Voting Power
	0 shares of Common Stock

9.	Sole Dispositive Power
	1,732,132 shares of Common Stock (2)

10.	Shared Dispositive Power
	0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,732,132 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row 9
	17.0% (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,732,132 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,190,637 shares of common stock outstanding as of November
10, 2010, as reported on the Company's Form 10-Q for the period ended September 30, 2010 filed on November 15, 2010.



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				EXPLANATORY NOTE

       This Amendment No. 5 amends the Schedule 13D filed by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Fund"), Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, Stanley L. Baty, a U.S. citizen, and Brandon D. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on April 20, 2010, as amended on July 15, 2010, August 18, 2010, September 23, 2010 and October 29, 2010 with respect to the Class A Common Stock, par value $0.01 per share (the "Common Stock") of Bitstream, Inc., a Delaware corporation (the "Company").

       Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The shares of Class A Common Stock reported herein are held in the portfolio of the Fund.

       Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group. Except as specifically set forth herein, the Schedule 13D remains unmodified.



ITEM 5. Interest in Securities of the Issuer

       The responses set forth in Items 5(a) and 5(c) of the Schedule 13D are hereby replaced in their entirety by the following:

        (a) As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 1,732,132 shares of Common Stock, which constitutes 17.0% of the total number shares of Common Stock outstanding as of November 10, 2010, as reported in the Company's Form 10-Q for the period ended September 30, 2010.

       (c) During the past 60 days, Columbia Pacific Opportunity Fund, L.P. has engaged in the following open-market transactions in the Common Stock:
			Shares
Date			Purchased	Price
10/29/2010		10,003		6.9327
11/01/2010		 1,415		6.9527
11/02/2010		 3,500		7.0267
11/03/2010		 2,599		6.9889
11/04/2010		 1,700		7.0824
11/05/2010		 2,400		7.0956
11/08/2010		   500		7.146
11/09/2010		   400		7.1475
11/10/2010		 1,465		7.1275
11/11/2010		   800		7.1288
11/12/2010		 3,000		7.0321
11/15/2010		 2,800		7.0774
11/16/2010		 4,851		6.9894
11/17/2010		 1,200		7.0192
11/18/2010		 4,100		7.0629
11/19/2010		 1,100		7.0036
11/22/2010		 4,600		6.9801
11/23/2010		 3,400		7.0185
11/24/2010		 3,600		7.0758
11/26/2010		   300		7.05
11/29/2010		   798		7.0413
11/30/2010		   800		7.10
12/01/2010		21,970		7.0329
12/02/2010		 6,800		7.1087
12/03/2010		 4,213		7.0605
12/06/2010		 4,874		7.0632
12/07/2010		 4,200		7.1821
12/08/2010		 2,200		7.1918
12/09/2010		 3,400		7.2003
12/10/2010		 3,150		7.2478
12/13/2010		   700		7.2271
12/14/2010		 3,703		7.1386
12/15/2010		 8,600		7.2008
12/16/2010		 4,992		7.1662
12/17/2010		 5,279		7.2644
12/20/2010		11,100		7.2026
12/21/2010		 3,667		7.172
12/22/2010		 4,146		7.11
12/23/2010		   980		7.1418
12/27/2010		 4,900		7.1373






























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				SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 27, 2010	COLUMBIA PACIFIC OPPORTUNITY FUND, L.P. (1)

				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member of Columbia Pacific
				Advisors, LLC, its general partner


Dated:  December 27, 2010	COLUMBIA PACIFIC ADVISORS, LLC (1)

				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member



Dated:  December 27, 2010	/s/ Alexander B. Washburn
				Alexander B. Washburn (1)



Dated:  December 27, 2010	/s/ Daniel R. Baty
				Daniel R. Baty (1)



Dated:  December 27, 2010	/s/ Stanley L. Baty
				Stanley L. Baty (1)



Dated:  December 27, 2010	/s/ Brandon D. Baty
				Brandon D. Baty (1)



(1)	This amendment is being filed jointly by Columbia Pacific Opportunity
Fund, L.P., Columbia Pacific Advisors LLC, Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty pursuant to the Joint Filing Agreement dated April 16, 2010 and included with the initial Schedule 13D filed on April 20, 2010 (the "Joint Filing Agreement"). The Joint Filing Agreement is incorporated herein by reference.